ZURICH

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

SUPPL

Your reference: File No. 82-5089
Our reference: UM / BC
Date: July 3, 2008

Zurich Financial Services / File No. 82-5089
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services

Group Legal
Mythenquai 2
P.O. Box
8022 Zurich

Phone +41 (0)44 625 25 25
www.zurich.com

Direct Phone +41 (0)44 625 28 52
Direct Fax +41 (0)44 625 08 52
ulrich.marti@zurich.com

Dear Sir or Madam

Enclosed herewith please find the English version of the following note:

- "Disclosure of shareholdings in accordance with Swiss Stock Exchange Law – own shareholding of Zurich Financial Services" dated July 2, 2008

Should there be any queries or comments please do not hesitate to contact us.

Yours sincerely,
Zurich Financial Services

Ulrich Marti
Corporate Legal Adviser

Enclosure

dlw 7/17

30488-00

ZURICH®

Disclosure of shareholdings in accordance with Swiss Stock Exchange Law – own shareholding of Zurich Financial Services

Zurich, July 2, 2008 – Zurich Financial Services, Mythenquai 2, 8002 Zurich (Zurich), announces, in accordance with articles 9 and 17 of the SESTO-SFBC and in connection with article 20 of the Swiss Stock Exchange Law, that it has fallen below the threshold of 3 percent of voting rights on its own shares on June 27, 2008. This is due to a capital reduction which became effective in the share register as of June 27, 2008 and is related to Zurich's share buyback program concluded in 2007.

Proxy for Group members: Zurich Financial Services, Susanne Wolf-Mettier, Group Legal Department, Mythenquai 2, 8002 Zurich, phone. + 41 (0)44 625 35 22, fax +41 (0)44 625 15 22.

Zurich Financial Services Group (Zurich) is an insurance-based financial services provider with a global network of subsidiaries and offices in North America and Europe as well as in Asia Pacific, Latin America and other markets. Founded in 1872, the Group is headquartered in Zurich, Switzerland. It employs approximately 60,000 people serving customers in more than 170 countries.

END